EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended December 31,		Six Months Ended December 31,

	1999	1998	1999	1998

Net income	$25,354	$3,362	$29,170	$6,501

Average shares outstanding during the period	11,308	10,874	11,148	10,866

Dilutive effect of stock options after after application of treasury stock method	229	323	301	333

Average number of shares outstanding during the period	11,537	11,197	11,449	11,199

Basic earnings per share	$2.24	$0.31	$2.62	$0.60

Diluted earnings per share	$2.20	$0.30	$2.55	$0.58